U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 Form 12b-25

                         NOTIFICATION OF LATE FILING

[  ]Form 10-KSB      [  ] Form 20-F      [  ] Form 11-K     [ X ] Form 10-QSB
[  ]Form N-SAR
For Period Ended :         3/31/98

[ ] Transition Report of Form 10-KSB
[ ] Transition Report of Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
           Not applicable.


Part I - Registrant Information

Full name of Registrant:                Mace Security International, Inc.
Former Name if Applicable:              Not Applicable
Address of Principal
Executive Office:                       160 Benmont Ave.
                                        Bennington, VT 05201


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The subject Form 10-QSB cannot be timely filed without unreasonable effort or expense because the Registrant's CFO has been unavailable from time to time during the past several weeks due to medical difficulties, causing a delay in finalizing the financial information and the Management's discussion and analysis of financial condition and results of operations to be included in the 10-QSB.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

           Mark Capone CFO                       (800)-255-2634


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed: If the answer is no, identify report(s).

                                            [ X ] Yes       [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [ X ] Yes       [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Based on preliminary estimates it is anticipated that the Company's net loss for the three months ended June 30, 1998 will be approximately $423,000 as compared to a net income of $18,704 for the three month period ended June 30, 1997. For the six months ended June 30, 1998 the Company expects to show a net loss of $846,000 compared to a net loss of $258,322 for the comparable period in 1997. Management believes that the increased loss is due primarily to a decline in the Company's Consumer Division Sales and increased professional fees incurred in connection with the sale of the Company's Law Enforcement Division to Armor Holdings, Inc.



                      Mace Security International, Inc.
                 (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 14, 1998                   /s/ Mark Capone
                                         ____________________________________
                                         Mark Capone, Chief Financial Officer
                                               Authorized Representative










INSTRUCTION: The form may be signed by an executive officer of the registrant or any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                  ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 19 U.S.C. 1001).